SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13G
                              (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                         (AMENDMENT NO. ________)*


                          PITTSTON BRINK'S GROUP
 -------------------------------------------------------------------------
                             (Name of Issuer)


            $1.00 Par Value Pittston Brink's Group Common Stock
 -------------------------------------------------------------------------
                      (Title of Class of Securities)


                                72 5701 106
 -------------------------------------------------------------------------
                              (CUSIP Number)



                             December 31, 1998
 -------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ X ] Rule 13d-1(b)

     [   ] Rule 13d-1(c)

     [   ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 72 5701 106

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Maverick Capital, Ltd.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [   ]
     (b) [   ]

3.   SEC Use Only

4.   Citizenship or Place of Organization                        Texas

     Number of        5.   Sole Voting Power           2,562,300
      Shares
   Beneficially       6.   Shared Voting Power         -0-
     Owned by
       Each           7.   Sole Dispositive Power      2,562,300
     Reporting
      Person          8.   Shared Dispositive Power    -0-
       With:

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,562,300

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)            6.3%

12.  Type of Reporting Person (See Instructions)                    IA





ITEM 1.

(a)  Name of Issuer:                    Pittston Brink's Group
(b)  Address of Issuer's Principal
     Executive Offices:                 1000 Virginia Center Parkway
                                        Glen Allen, Virginia 23058-4229
ITEM 2.

(a)  Name of Person Filing:             Maverick Capital, Ltd.
(b)  Address of Principal Business
     Office or, if none, Residence:     300 Crescent Court, Suite 1850
                                        Dallas, Texas 75201
(c)  Citizenship:                       Texas (Place of Organization)
(d)  Title of Class of Securities:      $1.00 par value Pittston Brink's
                                        Group Common Stock
(e)  CUSIP Number:                      72 5701 106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)  [  ]   Broker or dealer registered under section 15 of the Exchange
            Act.
(b)  [  ]   Bank as defined in section 3(a)(6) of the Exchange Act.
(c)  [  ]   Insurance company as defined in section 3(a)(19) of the
            Exchange Act.
(d)  [  ]   Investment company registered under section 8 of the
            Investment Company Act.
(e)  [ X ]  An investment adviser in accordance with Rule 13d-
            1(b)(1)(ii)(E).
(f)  [  ]   An employee benefit plan or endowment fund in accordance with
            Rule 13d-1(b)(ii)(F).
(g)  [  ]   A parent holding company or control person in accordance with
            Rule 13d-1(b)(1)(ii)(G).
(h)  [  ]   A savings associations as defined in Section 3(b) of the
            Federal Deposit Insurance Act.
(i)  [  ]   A church plan that is excluded from the definition of an
            investment company under section 3(c)(14) of the Investment
            Company Act.
(j)  [  ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.
[  ]

ITEM 4.   OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:                               2,562,300.
(b)  Percent of class:                                             6.3%.
(c)  Number of shares as to which the person has:
     (i)    Sole power to vote or to direct the vote          2,562,300.
     (ii)   Shared power to vote or to direct the vote              -0-.
     (iii)  Sole power to dispose or to direct the
            disposition of                                    2,562,300.
     (iv)   Shared power to dispose or to direct the
            disposition of                                          -0-.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable

ITEM 10.  CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 26, 1999
                                 ---------------------------------
                                              Date

                              MAVERICK CAPITAL, LTD.



                              By:  /s/ Sharyl Robertson
                                   ------------------------------
                              Name:     Sharyl Robertson
                              Title:    Chief Financial Officer